[Letterhead of Carlton Fields, P.A.]

January 26, 2011

VIA EDGAR AND FEDERAL EXPRESS

Russell Mancuso, Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, D.C. 20549

Re: Imaging Diagnostic Systems, Inc.
    Registration Statement on Form S-1
    Filed December 21, 2010
    File No.  333-171327

Dear Mr. Mancuso:

In connection with the filing of the above-captioned Registration Statement on Form S-1 on behalf of Imaging Diagnostic Systems, Inc. (“IDSI” or the “Company”), we are responding to your comments set forth in your letter dated January 14, 2011, to Linda B. Grable, Chief Executive Officer of the Company.  This letter has also been filed with the Commission as correspondence via EDGAR earlier today.

Form S-1 Facing Page

1. Please tell us why you have not selected the box for “smaller reporting company.”

We are filing as a smaller reporting company and inadvertently checked non-accelerated filer instead of smaller reporting company.  We will correct this error in our Pre-Effective Amendment to our Form S-1 Registration Statement.

Overview, page 25

2.
We note your disclosure that, on November 22, 2010, you submitted a premarket notification 510(k) application to the FDA regarding your computed tomography laser breast imaging system.  Given your disclosure that this product was designated as a “Class III” medical device for which premarket approval, or PMA, is required prior to commercialization, please revise your disclosure to:

•	explain why you submitted a 510(k) application rather than a PMA application;
•	explain in greater detail the procedural and substantive differences in the FDA approval process between a 510(k) application and a PMA application; and
•
clarify how your November 2010 submission will enable you to “move forward in the process of seeking U.S. marketing clearance” and state explicitly whether you intend to submit a PMA application to the FDA.

Russell Mancuso, Branch Chief
January 26, 2011

We will provide the requested disclosure substantially as follows:

The Company alternatively submitted a 510(k) application instead of a PMA application based on marketing clearances obtained by other dedicated breast imaging devices such as the MRI breast imaging system and recent regulatory changes within the FDA that allowed us to meet the requirements for a 510(k) application submission.  A traditional 510(k) submission requires “substantial equivalence” between the proposed medical device and a legally U.S. marketed device (the “predicate device”).  To show substantial equivalence, the applicant must show that (i) the proposed device has the same intended use and technological characteristics as the predicate device; or (ii) the proposed device has the same intended use as the predicate device and different technological characteristics and the information submitted to the FDA (x) does not raise new questions of safety and effectiveness and (y) demonstrates that the new device is at least as safe and effective as the predicate device.  IDSI believes that our CTLM® system meets the substantial equivalence requirements for a 510(k) submission because our CTLM® system has the same intended use as that of a breast MRI but uses a different technology, with equal or better safety and effectiveness.  IDSI believes that the CTLM® system performs much like the breast MRI in that it produces similar diagnostic imaging results but is more cost effective to both end users and patients.

In the event that the Company’s traditional 510(k) application is determined not to be substantially equivalent to the predicate device, the Company intends to submit a 510(k) “de novo” application.  A 510(k) “de novo” application applies to a medical device utilizing new technology with low or moderate risk.  The Company believes that it has established substantial equivalence to a predicate device; however, in any event the Company believes that, due to the low/moderate risk of the CTLM® system, it would qualify for 510(k) de novo classification in the absence of substantial equivalence.

The net benefits of submitting a 510(k) application far outweigh those of a PMA application for the shareholders, patients and customers.  The high costs and lengthened review period associated with a PMA application are much greater than with a 510(k) submission, with no extra benefits.

The procedural and substantive differences in the FDA approval process between a 510(k) application and a PMA application are in the costs associated with the applications and the duration of the review process.  The 510(k) filing fee for small business is $2,174, and IDSI estimates that the fees of the FDA regulatory consultant assisting with the submission will be approximately $60,000.  The review process is up to 90 FDA days from the date of initial filing.  There is no FDA panel review required for a 510(k).  The PMA filing fee for a small business is $59,075, and IDSI estimates that the fees of the FDA regulatory consultant assisting with the PMA submission would be approximately $500,000.  The PMA review process is up to 180 FDA days from the date of initial filing, and extensive clinical data and statistical analysis are required. In addition, a panel review is usually required for a PMA application, which adds more time to the review process.  In connection with either filing, the FDA may request additional information, which stops the time clock.

We believe that the 510(k) application submission is the best process to enable the Company to move forward to obtain marketing clearance for the U.S in a timely manner.  Once marketing clearance is obtained from the FDA, the Company can begin to market and sell its CTLM® system throughout the country.  Also, the Company believes that receipt of U.S. marketing clearance will substantially enhance the ability to sell the CTLM® in the international market.

A medical device company is required to submit either a 510(k) or a PMA application to obtain marketing clearance for the U.S. market.  Since IDSI submitted a 510(k) application, the Company has no intent, need or requirement to submit a PMA application at this time; however, if the Company’s traditional 510(k) application is not accepted by the FDA, then the Company intends to submit a 510(k) de novo application.  Only if the de novo application is denied would the Company consider returning to the PMA process.

Russell Mancuso, Branch Chief
January 26, 2011

3.
Please provide us a table that summarizes each statement of guidance that you provided investors over the past five years regarding when you would file your PMA application, the specific location of that statement, the reason that you were not able to achieve that goal, and the specific location of the disclosure of that reason.  If the reason involved lack of financing, please tell us when you obtained the needed financing.

Please refer to the table below that provides the specific section/page number of each filing during the last five years where the Company provided guidance regarding the proposed filing of its PMA application to the FDA.  Please reference the Key after the table which explains why the Company was not able to achieve its goals.

With regard to the lack of financing, in 2010 the Company filed a 510(k) application which was substantially less costly than a PMA application, as noted in the response to item 2 above.  During 2010, the increase in the Company’s stock price allowed it to draw funds from its equity credit line with Southridge Partners II LP for use in paying the 510(k) costs.

Date	Filing	Section/Page	Key
2/9/06	December 31, 2005 10-Q	Item 5 Pg. 17 & 18	A
3/23/06	S-1 Registration Statement	Regulatory Matters Pg. 6	A, B
5/9/06	March 31, 2006 10-Q	Item 5 Pg. 16 & 17	B
9/13/06	June 30, 2006 10-K	Regulatory & Clinical Status Pg. 10	B
10/17/06	October 17, 2006 8-K	Ex.99-1 CEO Letter to Shareholders Pg. 1	C
10/24/06	S-1 Registration Statement	CEO Letter to Shareholders Pg. 9	C
11/8/06	424B1 Prospectus	CEO Letter to Shareholders Pg. 9	C
11/9/06	September 30, 2006 10-Q	Regulatory & Clinical Status Pg. 19 & CEO Letter to Shareholders Pg. 22	C
2/9/07	December 31, 2006 10-Q	Regulatory & Clinical Status Pg. 20 & CEO Letter to Shareholders Pg. 24	C
3/2/07	S-1 Registration Statement	CEO Letter to Shareholders Pg. 10	C
3/23/07	424B1 Prospectus	CEO Letter to Shareholders Pg. 10	C
5/10/07	March 31, 2007 10-Q	Regulatory & Clinical Status Pg. 20	C
9/13/07	June 30, 2007 10-K	Regulatory & Clinical Status Pg. 8	C
11/9/07	September 30, 2007 10-Q	Regulatory & Clinical Status Pg. 20	C
2/8/08	December 31, 2007 10-Q	Regulatory & Clinical Status Pg. 21	C
5/7/08	S-1 Registration Statement	Clinical Development History Pg. 5	D
5/12/08	March 31, 2008 10-Q	Clinical Development History Pg. 21	D
5/28/08	PRE AM #1 to S-1	Clinical Development History Pg. 5	D
5/28/08	424B1 Prospectus	Clinical Development History Pg. 5	D
9/12/08	June 30, 2008 10-K	Clinical Development History Pg. 8 & Property & Equipment Pg. 69	D, E
9/22/08	S-1 Registration Statement	The Company Pg. 4, Clinical Development History Pg. 5 & Property & Equipment Pg. 69	D, E
9/29/08	Sept. 29, 2008 PRE 14A	CEO Letter to Shareholders Pg. 2	E
10/23/08	October 23, 2008 PRE 14A	CEO Letter to Shareholders Pg. 2	E

Russell Mancuso, Branch Chief
January 26, 2011

Date	Filing	Section/Page	Key
10/28/08	S-1 Registration Statement	The Company Pg. 4, Clinical Development History Pg. 5 & Property & Equipment Pg. 69	E, F
10/30/08	October 30, 2008 PRE 14A	CEO Letter to Shareholders Pg. 2	E, F
11/12/08	September 30, 2008 10-Q	Clinical Development History Pg. 21	E, F
11/12/08	424B1 Prospectus	The Company Pg. 4, Clinical Development History Pg. 5 & Property & Equipment Pg. 69	E, F
11/13/08	Nov. 13, 2008 DEF 14A	CEO Letter to Shareholders Pg. 2	E, F
12/30/08	S-1 Registration Statement	The Company Pg. 4, Clinical Development History Pg. 5 & Property & Equipment Pg. 69	E, F
1/8/09	S-1 Registration Statement	The Company Pg. 4, Clinical Development History Pg. 5	E, F
2/2/09	PRE AM #1 to S-1	The Company Pg. 4, CTLM® Development History Pg. 11	E, F
2/2/09	PRE AM #1 to S-1	The Company Pg. 4, CTLM® Development History Pg. 10	E, F
2/9/09	December 31, 2008 10-Q	CTLM® Development History Pg. 23	E, F
2/20/09	PRE AM #2 to S-1	The Company Pg. 4, CTLM® Development History Pg. 29	F, G
2/26/09	PRE AM #3 to S-1	The Company Pg. 4, CTLM® Development History Pg. 29	F, G
3/10/09	424B1 Prospectus	The Company Pg. 4, CTLM® Development History Pg. 29	F, G
5/11/09	March 31, 2009 10-Q	CTLM® Development History Pg. 23	G
5/13/09	POS AM #1 to S-1/A3	The Company Pg. 4, CTLM® Development History Pg. 28	G
5/19/09	424B1 Prospectus	The Company Pg. 4, CTLM® Development History Pg. 28	G
6/1/09	S-1 Registration Statement	The Company Pg. 4, CTLM® Development History Pg. 28	G
6/25/09	PRE AM #1 to S-1	The Company Pg. 4, CTLM® Development History Pg. 28	G
7/1/09	424B1 Prospectus	The Company Pg. 4, CTLM® Development History Pg. 28	G
10/13/09	June 30, 2009 10-K	Overview Pg. 3, CTLM® Development History Pg. 9 & Liquidity Pg. 46	G
11/20/09	September 30, 2009 10-Q	CTLM® Development History Pg. 22	G
12/9/09	S-1 Registration Statement	The Company Pg. 4, CTLM® Development History Pg. 28 & Liquidity Pg. 52	G
1/12/10	S-1 Registration Statement	The Company Pg. 4, CTLM® Development History Pg. 28 & Liquidity Pg. 52	G
2/16/10	December 31, 2009 10-Q	CTLM® Development History Pg. 24	G, H
2/22/10	PRE AM #1 to S-1	The Company Pg. 4, CTLM® Development History Pg. 28 & Liquidity Pg. 52	G, H

Russell Mancuso, Branch Chief
January 26, 2011

Date	Filing	Section/Page	Key
2/25/10	424B1 Prospectus	The Company Pg. 4, CTLM® Development History Pg. 28 & Liquidity Pg. 52	G, H
5/17/10	March 31, 2010 10-Q	CTLM® Development History Pg. 24	G, H
5/24/10	POS AM #1 to S-1/A1	The Company Pg. 4, CTLM® Development History Pg. 28 & Liquidity Pg. 54	G, H
5/27/10	424B1 Prospectus	The Company Pg. 4, CTLM® Development History Pg. 28 & Liquidity Pg. 54	G, H
10/13/10	June 30, 2010 10-K	Overview Pg. 3, Govt. & Regulation Pg. 7 and Clinical Development History Pg. 9	I
10/21/10	POS AM #2 to S-1/A1	The Company Pg. 4, Description of Business Pg. 26, Govt. Regulation Pg. 29 and CTLM® Development History Pg. 31	I
11/15/10	September 30, 2010 10-Q	Overview Pg. 15 and CTLM® Development History Pg. 27	I
11/18/10	POS AM #3 to S-1/A1	The Company Pg. 4, Description of Business Pg. 26, Govt. Regulation Pg. 29 and CTLM® Development History Pg. 31	I
12/2/10	POS AM #4 to S-1/A1	510(k) Submitted	N/A
12/21/10	S-1 Registration Statement	510(k) Submitted	N/A

Key for Table:
A)      Designing the clinical protocol to begin the PMA clinical study.

B)       Initiating contacts with potential qualified clinical sites for our clinical study.  The delays are due to obtaining the necessary approvals of the Institutional Review Boards
           (“IRB”) within the hospital and imaging centers, which is a regulatory requirement.

C)       Low patient volume due to the inclusion criteria of the clinical protocol.

D)       In the data collection phase of the clinical study to meet the number of cases required to submit the PMA application in its entirety.

E)       The data collection phase of the clinical study was extended due to the lack of cancer cases required for the statistical analysis.

F)      The research and development team finalized the improvements regarding the reconstruction algorithm by enhancing the CTLM® images by reducing the number of artifacts which would enable the physician to interpret the images easier.

G)      IDSI did not have sufficient financing to support the clinical sites, initiate the reading phase, the statistical analysis study and the submission of the PMA application to the
          FDA.

H)     Working with FDA regulatory consultant to determine whether IDSI was eligible to file a 510(k) application instead of a PMA application.

I)       In the process of preparation, documentation and review of the 510(k) application by FDA regulatory consultant.

Russell Mancuso, Branch Chief
January 26, 2011

Foreign Regulation, page 30

4.
Please disclose the regulatory status of your product in each jurisdiction in which your product has been marketed or sold.  We note for example the jurisdictions that you mention in the section of your document captioned “Global Commercialization Update” beginning on page 32.

We will provide the requested disclosure substantially as follows:

The following table details the regulatory requirement and regulatory status of each country in which we have sold or marketed the CTLM®.

Country	Sold	Marketed	Regulatory Requirement	Regulatory Status
United States	No	No	Food & Drug Administration	510(k) Pending
Argentina	Yes	Yes	ANVISA	Expired(1)
Australia	No	Yes	TGA Approval	Approved
Austria	No	Yes	CE Mark	Approved
Brazil	No	Yes	ANVISA	Expired(2)
Canada	No	Yes	Health Canada Approval	Approved
China	Yes	Yes	SFDA Approval	Approved
Croatia	No	Yes	CIHI	Not Submitted Yet
Colombia	No	Yes	Register with MOH	Not Submitted Yet
Curacao	No	Yes	MOH	Submitted by distributor
Czech Republic	Yes	Yes	CE Mark	Approved
Egypt	No	Yes	CE Mark & Egypt MOH	Not Submitted Yet
Germany	No	Yes	CE Mark	Approved
Hong Kong	No	Yes	CE/SFDA	Not Submitted Yet
Hungary	Yes	Yes	CE Mark	Approved
India	Yes	Yes	ISI Mark & BIS Certification	Not Submitted Yet
Indonesia	Yes	Yes	DirJen POM	Not Submitted Yet
Israel	No	Yes	Import License	Approved
Italy	Yes	Yes	CE Mark	Approved
Jordan	No	Yes	JFDA	Not Submitted Yet
Kazakhstan	No	Yes	Registration Cert. & GOSTR Cert.	Not Submitted Yet
Macedonia	No	Yes	CE Mark	Not Submitted Yet
Malaysia	Yes	Yes	MOH	Not Submitted Yet
Mexico	No	Yes	MOH – COFERPRIS	Not Submitted Yet
Montenegro	No	Yes	MOH	Not Submitted Yet
New Zealand	No	Yes	CE Mark	Not Submitted Yet
Oman	No	Yes	MOH	Not Submitted Yet
Philippines	No	Yes	BHDT	Not Submitted Yet
Poland	Yes	Yes	CE Mark	Approved
Romania	No	Yes	CE Mark	Approved
Saudi Arabia	No	Yes	CE Mark & MOH	Not Submitted Yet
Serbia	No	Yes	CE Mark	Approved
Slovenia	No	Yes	CE Mark	Approved

Russell Mancuso, Branch Chief
January 26, 2011

Country	Sold	Marketed	Regulatory Requirement	Regulatory Status
South Africa	No	Yes	CE Mark & DOH	Not Submitted Yet
Turkey	Yes	Yes	CE Mark	Approved
Ukraine	No	Yes	CE Mark	Not Submitted Yet
United Arab Emirates	Yes	Yes	UAE/MOH	Approved
Vietnam	No	Yes	MOH	Not Submitted Yet

(1)	Will be renewed upon appointment of new distributor.
(2)	Distributor will renew ANVISA.
(3)	MOH - Ministry of Health
(4)	DOH - Department of Health
(5)	CICI - The Croatian Institute for Health Insurance
(6)	JFDA – Jordan Food and Drug Administration
(7)	BHDT - Bureau of Health Devices and Technology

The Company will file a Pre-Effective Amendment to our S-1 Registration Statement to provide the disclosure requested in the comment letter.

Should you have any further questions or comments in regard to this letter or require any further information, please feel free to call me at (305) 530-4026.

Sincerely,

/s/ Robert B. Macaulay

Robert B. Macaulay